UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Treasure Global Inc

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89458T106

(CUSIP Number)

August 10, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89458T106	Schedule 13G

1.	Name of Reporting Persons V Capital Kronos Berhad
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,702,899 / 0*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,702,899 / 0*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,899 / 0*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.

Percent of Class Represented by Amount in Row 9

9.85% using 17,288,216 shares outstanding, which is the number of shares issued and outstanding as of December 1, 2022 as reported on the Issuer’s Form 10-K for the fiscal year ended June 30, 2022;

*0% as of January 3, 2023.

12.	Type of Reporting Person (see instructions) Company

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Item 1.

(a) Name of Issuer: The name of the issuer is Treasure Global Inc (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of the State of Delaware with principal executive offices at 276 5th Avenue, Suite 704 #739, New York, New York 10001.

Item 2.

(a) Name of Person Filing: The name of the person filing is:

(i) V Capital Kronos Berhad (“Kronos”).

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal executive office of Kronos is 45, Jalan USJ21/10 USJ 21, Subang Jaya, Selangor, Malaysia, 47640.

(c) Citizenship:

(i) Kronos is a private limited company organized in Malaysia.

(d) Title of Class of Securities: The title of the class of securities is Common Stock par value $0.00001 per share.

(e) CUSIP Number: The CUSIP number for the Common Stock is 89458T106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) V Capital beneficially owned 1,702,899 shares of Common Stock as of August 10, 2022, the date on which the Company’s registration statement on Form S-1 was declared effective. Kronos owns 0 as of January 3, 2023.

(b) Percent of class:

(i) 9.85% using 17,288,216 shares outstanding, which is the number of shares issued and outstanding as of December 1, 2022 as reported on the Issuer’s Form 10-K for the fiscal year ended June 30, 2022.

0% as of January 3, 2023.

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,702,899 / 0*.

(ii) Shared power to vote or to direct the vote: Kronos does not share voting power.

(iii) Sole power to dispose or to direct the disposition: 1,702,899 / 0*.

(iv) Shared power to dispose or to direct the disposition: Kronos does not share disposition power.

*On January 3, 2023 V Capital Kronos Berhad transferred all 1,702,899 of its share to three separate purchasers in a private transaction.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

V Capital Kronos Berhad
By:	/s/ Voon Him Hoo
Name:	Voon Him Hoo
Title:	Managing Director, V Capital Kronos Berhad

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